UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MERRIMAC INDUSTRIES, INC.
(Name of Subject Company (Issuer))
CRANE MERGER CO.
(Offeror)
a direct, wholly-owned subsidiary of
CRANE CO.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $.01 par value per share
Rights associated with Common Stock, if any
(Title of Class of Securities)
590262101
(CUSIP Number of Class of Securities)
Augustus I. duPont
Vice President, General Counsel and Secretary
100 First Stamford Place
Stamford, Connecticut 06902
Phone (203) 363-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Eric Simonson, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022-6030
(212) 536-3900
CALCULATION OF FILING FEE

Transaction Valuation (l)	Amount of Filing Fee (2)
$51,865,761	$3,699

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase (i) at a purchase price of $16.00 cash per share an aggregate of 2,997,456 outstanding shares of Common Stock of Merrimac Industries, Inc. (“Merrimac”), as of December 22, 2009, the most recent practicable date, as provided by Merrimac; (ii) the payment in cash of an amount equal to the product of (x) the excess, if any, of $16.00 over the exercise price or base price, as applicable, per share of Common Stock of Merrimac underlying each option to purchase Common Stock of Merrimac granted under any equity-based compensation plan of Merrimac that was outstanding as of December 22, 2009, as provided by Merrimac, multiplied by (y) the total number of shares of Common Stock subject to such option award; and (iii) the payment in cash of an amount equal to the product of (x) $16.00 multiplied by (y) 18,000 unvested restricted shares of Common Stock outstanding under any equity-based compensation plan of Merrimac as of December 22, 2009, as provided by Merrimac.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Crane Merger Co., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of Crane Co., a Delaware corporation (“Crane”), and (ii) Crane. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac”), together with the Rights associated with the Shares if any are outstanding, at a purchase price of $16.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 5, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Merrimac Industries, Inc., a Delaware corporation. Merrimac’s principal executive offices are located at 41 Fairfield Place, West Caldwell, New Jersey 07006. Merrimac’s telephone number at such address is (973) 575-1300.
     (b) This Schedule TO relates to the outstanding shares of Common Stock, par value $.01 per share, of Merrimac, together with the associated Rights (as defined in the Offer to Purchase) if any are outstanding. Merrimac has advised Crane that, on December 22, 2009, there were (x) an aggregate of 2,997,456 Shares issued and outstanding, (y) an aggregate of 508,518 Shares subject to and reserved for issuance upon the exercise of options granted under the 1997 Long Term Incentive Plan, the 2001 Stock Option Plan, the 2006 Stock Option Plan and the 2006 Key Employee Incentive Plan, and (z) an aggregate of 18,000 Shares subject to and reserved for issuance upon the lapse of restrictions on outstanding restricted stock units or director deferred shares granted under the 2006 Non-Employee Directors’ Stock Plan.
     (c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a), (b), (c) This Schedule TO is filed by Crane and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Crane and the Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.
     (a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.
     (a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.
     (a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Terms of the Offer” and “The Transaction Agreements” is incorporated herein by reference.
     (a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.

     (a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.
     (a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.
     (a)(1)(ix) Not applicable.
     (a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.
     (a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
     (a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Crane and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Merrimac,” “Purpose of the Offer; Plans for Merrimac” and “The Transaction Agreements” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Merrimac” and “The Transaction Agreements,” respectively, is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Crane and the Purchaser,” “Purpose of the Offer; Plans for Merrimac” and “The Transaction Agreements” is incorporated herein by reference.
Item 9 Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a), (b) Not applicable.

Item 11. Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Merrimac,” “Purpose of the Offer; Plans for Merrimac” and “The Transaction Agreements” is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Merrimac,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 5, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)
Joint Press Release issued by Crane Co. and Merrimac Industries, Inc. on December 23, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(a)(5)(B)	Form of Summary Advertisement as published on January 5, 2010 in The New York Times.

(a)(5)(C)	Press Release issued by Crane Co. on January 5, 2010.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of December 23, 2009, by and among Crane Co., Crane Merger Co. and Merrimac Industries, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(d)(2)
Form of Tender and Voting Agreement, dated December 23, 2009, among Crane Co., Crane Merger Co., Merrimac Industries, Inc. and each of the following: E.I. DuPont de Nemours and Company, Mason Carter, Edward Cohen, Ludwig Kuttner, Fernando Fernandez, Harold Raveche, Arthur Oliner and Joel Goldberg, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(d)(3)	Form of Retention Bonus Agreement, dated December 23, 2009, between Crane Merger Co. and each of the following: James Logothetis, Kevin Spencer, Paul Skolnick, Phil Lauriello and Chris Connelly.

(g)	Not applicable.

Exhibit	Exhibit Name
(h)	Not applicable.

*	Included in mailing to stockholders.
Item 13. Information required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

CRANE CO.

By:	/s/ Eric C. Fast
Name:	Eric C. Fast
Title:	President and Chief Executive Officer

CRANE MERGER CO.

By:	/s/ Timothy J. MacCarrick
Name:	Timothy J. MacCarrick
Title:	Vice President
Date: January 5, 2010

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 5, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)
Joint Press Release issued by Crane Co. and Merrimac Industries, Inc. on December 23, 2009, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(a)(5)(B)	Form of Summary Advertisement as published on January 5, 2010 in The New York Times.

(a)(5)(C)	Press Release issued by Crane Co. on January 5, 2010.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of December 23, 2009, by and among Crane Co., Crane Merger Co. and Merrimac Industries, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(d)(2)
Form of Tender and Voting Agreement, dated December 23, 2009, among Crane Co., Crane Merger Co., Merrimac Industries, Inc. and each of the following: E.I. DuPont de Nemours and Company, Mason Carter, Edward Cohen, Ludwig Kuttner, Fernando Fernandez, Harold Raveche, Arthur Oliner and Joel Goldberg, incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Crane Co. on December 24, 2009.

(d)(3)	Form of Retention Bonus Agreement, dated December 23, 2009, between Crane Merger Co. and each of the following: James Logothetis, Kevin Spencer, Paul Skolnick, Phil Lauriello and Chris Connelly.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.